Filed pursuant to Rule 433

Registration Nos. 333-132370 and 331-132370-01

The issuers have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the prospectus in the applicable registration statement and the other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

Securities transactions are through Smith Barney, Citicorp Investment Services (“CIS”) or third party broker dealers. CIS is a member of NASD/SIPC and an affiliate of Citibank. Smith Barney is a division of Citigroup Global Markets Inc., which is a member of NASD/SIPC.

ELKS

Equity Linked Securities

A Unique Opportunity to Increase Portfolio Income

History has proven that the stock market has offered significant growth potential to long-term investors desiring capital appreciation. However, the stock market can also present many attractive opportunities in the short-term for investors who wish to generate additional income in their portfolios.

Smith Barney has created an equity based short-term investment that offers current income as well as limited protection against the decline in the price of the stock on which it is based—ELKS® (Equity Linked Securities).

How ELKS work

ELKS are equity-linked debt securities issued by Citigroup Funding Inc. most of which have a maturity of approximately one year. ELKS pay a fixed coupon with a yield greater than the underlying stock’s current dividend yield and the yield that would be payable on a conventional debt security of the same maturity and issuer. At maturity, ELKS return either a fixed number of shares of the underlying stock or the principal amount invested, in cash. If the price of the underlying stock declines by the pre-determined percentage (e.g., 25%) or more at any time during the term of the ELKS, the investor will receive a fixed number of shares of the underlying stock. If, however, the price of the underlying stock does not decline by the predetermined percentage (e.g., 25%) or more at any time during the term of the ELKS, the investor will receive, in cash, the principal invested. The ELKS therefore have the potential to outperform the stock on which they are based. ELKS are not principal protected. The ELKS are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the ELKS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The ELKS will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of payments, if any, due under the ELKS will rank equally with all other unsecured and unsubordinated debt of Citigroup. The return of the principal amount of your investment in the ELKS at maturity is not guaranteed.

Potential ELKS Investors

•	Income oriented equity investors

•	Current or prospective holders of the underlying stock

•	Investors in non-principal-protected convertible securities

•	Investors with moderate return expectations for the underlying stock who also seek limited protection against loss

A Sample ELKS

The following terms are hypothetical and for illustration purposes only.

Issuer	Citigroup Funding Inc.

Guarantee	Payments due on the ELKS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company

Principal Protection	None

Security	8% Equity Linked Securities (ELKS®) Based Upon XYZ

Issue Date	April 8, 2004

Maturity Date	April 11, 2005

Coupon	8% per annum, paid semi-annually

Issue Price	10.00 per Note

Underlying Stock	XYZ

Initial Share Price	$40.00

Payment at Maturity

For each $10 ELKS:

(i) 0.25 shares of the Underlying Stock, if the trading price of the Underlying stock declines by 25% (to a price of $30.00) or more at any time during the term of the ELKS, or

(ii) $10 in cash

Listing	The American Stock Exchange

Fees and Conflicts	Citigroup Global Markets and its affiliates involved in the offering are expected to receive compensation for activities and services provided in connection with the ELKS. Further, Citigroup Funding expects to hedge its obligations under the ELKS through the trading of the Underlying Stock, or other instruments, such as options, swaps or futures, based upon the Underlying Stock, by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the ELKS may result in a conflict of interest

Benefits of ELKS

Current Income  The ELKS pay a semi-annual coupon with a yield set at a rate that is higher than the dividend yield currently paid by Underlying Stock on which the ELKS are based and the rate that would be paid on a conventional debt security with the same maturity issued by Citigroup Funding.

Protection Against Loss in Limited Circumstances  At maturity, you will receive your original investment in the ELKS even if the price of the Underlying Stock has declined from the Initial Share Price, as long as the price does not decline below the predetermined percentage at any time during the term of the ELKS (including intra-day). In this case, you will not suffer the same loss that a direct investment in the Underlying Stock would produce.

Key Risk Considerations for ELKS

An investment in ELKS involves significant risks. While some of the risk considerations are summarized below, please review the Prospectus Supplement of the particular offering for a full disclosure of risks.

Potential for Loss  The maturity payment on the ELKS will depend on the price of the Underlying Stock during the term of the ELKS. If, at any time during the term of the ELKS (including intra-day), the price of the Underlying Stock declines from the Initial Share Price by the predetermined percentage or more, and the price of the Underlying Stock at maturity is less than the Initial Share Price, the maturity payment will be less than the initial investment in the ELKS and could be zero.

Appreciation May Be Limited  You will not participate in any appreciation in the price of the Underlying Stock, and the return on the ELKS will be limited to the coupon payable on the ELKS, unless (i) the price of the Underlying Stock at any time (including intra-day) during the term of the ELKS declines from the Initial Share Price by the predetermined percentage or more and (ii) the price of the Underlying Stock at maturity is greater than the Initial Share Price. Therefore, the return on the ELKS may be less than the return on a similar security that allows you to participate more fully in the appreciation of the price of the Underlying Stock, or on a direct investment in the Underlying Stock, if the price of the Underlying Stock at maturity is significantly greater than the Initial Share Price.

Relationship to the Underlying Stock  You will have no rights against the issuer of the Underlying Stock even though the market value of the ELKS and the maturity payment depend on the price of the Underlying Stock. The issuer of the Underlying Stock is not involved in the offering of the ELKS and has no obligations relating to the ELKS. In addition, you will have no voting rights and will not receive any dividend or other distributions, if any, with respect to the Underlying Stock unless and until shares of the Underlying Stock are distributed at maturity, if applicable.

Potential for a Lower Comparable Yield  If the price of the Underlying Stock declines by the pre-determined percentage or more at any time (including intra-day) during the term of the ELKS and the closing price of the Underlying Stock at maturity is less than the Initial Share Price, which will result in you receiving Underlying Stock with a value at maturity that is less than the principal amount of your ELKS, the effective yield on the ELKS may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

Other Considerations  ELKS may be listed on a major exchange, but there can be no guarantee of liquidity in the secondary market. Due to, among other things, changes in the price of and the dividend yield on the Underlying Stock, interest rates, other economic conditions and Citigroup Funding Inc. and Citigroup Inc.’s perceived creditworthiness, the ELKS may trade, if at all, at prices below their initial issue price and investors could receive substantially less than the amount of their original investment if they sell their ELKS prior to maturity. The ELKS are subject to the credit risk of Citigroup, Citigroup Funding’s parent company and the guarantor of the payments due on the ELKS.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the ELKS as long as either (A) (1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the ELKS or renders investment advice with respect to those assets, and (2) such plan or retirement account is paying no more than adequate consideration for the ELKS or (B) its acquisition and holding of the ELKS is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the ELKS if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of ELKS by the account, plan or annuity.

As with all investments, this product involves certain risks and may not be suitable for every investor. Offering documents describing the terms and characteristics of specific ELKS has been prepared by Citigroup Funding Inc. and are available from your broker or the Exchange. It is recommended that you obtain and review these documents before purchasing any specific ELKS. Citigroup Global Markets Inc. does not give legal or tax advice. Please speak to your legal or tax professional for such guidance.

ELKS® is a registered service mark of Citigroup Global Markets Inc.

© 2007 Citigroup Global Markets Inc. Member SIPC. Smith Barney is a division and service mark of Citigroup Global Markets Inc. and its affiliates and is used and registered throughout the world. Citi with the arc design is a trademark and service mark of Citigroup Inc. or its affiliates and is used and registered throughout the world.

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